Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 8, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the United States Food & Drug Administration (USFDA) today completed a GMP and Pre-Approval Inspection (PAI) at our R&D centre (Integrated Product Development Organisation or IPDO) in Bachupally, Hyderabad. The inspection was conducted from December 4, 2023 to December 8, 2023. We have been issued a Form 483 with three observations, which we will address within the stipulated timeline.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR